Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other professional adviser.

If you have sold or otherwise transferred all of your shares, please pass this document together with the accompanying documents to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

Burford Capital Limited

(incorporated and registered in Guernsey under number 50877)

NOTICE OF ANNUAL GENERAL MEETING

Notice of the annual general meeting of Burford Capital Limited (the “Company”) to be held at 2:30 p.m. BST on 18 May 2021 at Oak House, Hirzel Street, St Peter Port, Guernsey GY1 2NP is set out in this notice.

Whether or not you propose to attend the annual general meeting, please complete and submit a proxy form or voting instruction form (for New York Stock Exchange (“NYSE”) investors) or a voting instruction form (for London Stock Exchange AIM (“AIM”) investors) in accordance with the instructions printed on the relevant form. For NYSE investors (as described below), voting will close on 14 May 2021 at 11:59 p.m. ET. For AIM investors (as described below), the voting instruction form must be received by no later than 2:30 p.m. BST on 13 May 2021 in order for Computershare Investor Services PLC to submit your votes on your behalf.

Burford Capital Limited	Notice of Annual General Meeting 2021 2

Registered Office: Oak House Hirzel Street St Peter Port Guernsey GY1 2NP

Incorporated and registered in Guernsey under registration number 50877

Chairman’s Letter

Burford Capital Limited

16 April 2021

To the holders of ordinary shares

Notice of Annual General Meeting

Dear Shareholder,

I am pleased to be writing to you with details of our annual general meeting (“AGM”) which we are holding at 2:30 p.m. BST on 18 May 2021 at Oak House, Hirzel Street, St Peter Port, Guernsey, GY1 2NP. The formal notice of the AGM is set out from page 4 of this document.

If you plan on attending the AGM, we would ask that you register your intention to do so in advance for logistical and security reasons at cosec@oak.group. If you are not a registered shareholder (for example, if you hold your shares in “street name” through your broker), kindly include evidence of your shareholding. We will only admit to the meeting (i) registered shareholders or (ii) those who have registered in advance, confirmed their status as share owners and received confirmation from us of their entitlement to attend.

If shareholders are not able to attend the meeting, Burford has several other options for shareholders to address questions. The Company is planning a capital markets event on October 13, 2021; the Company will be participating in the Shares Investor webinar on April 20, 2021; and the Company will host a retail shareholder Q&A session on June 17, 2021. Details of all of these events will be posted on the Company’s website in due course. Shareholders are encouraged to submit their votes by proxy in accordance with the instructions set out in the formal notice of the AGM starting on page 4 of this document.

On 24 March 2021, we released our annual report and accounts for the year ended 31 December 2020. The annual report is available to view or download in pdf format at www.burfordcapital.com/shareholders/. If you have elected to receive hard copy investor information, we will separately mail you a printed copy of the annual report. If you would like to amend a previously submitted election and you are a NYSE investor, please update your preferences on www.ProxyVote.com, call 1-800-579-1639 or send an email to sendmaterial@proxyvote.com. If you are an AIM investor, please update your preferences at www.investorcentre.co.uk or contact Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY.

I will be retiring from the Board, and as Chairman, at the AGM, and in accordance with the requirement in the Company’s articles of incorporation (the “Articles”) for the directors to retire at each AGM, resolutions are proposed to approve the retirement and re-appointment of all other directors of the Company.

Resolutions are also proposed in order to receive the Company’s annual report and accounts for the year ended 31 December 2020, to re-appoint the Company’s auditors, to provide certain customary authorities to the Company’s directors and to authorize a share plan for non-employee directors consistent with US market practice.

The full text of the resolutions proposed at the AGM is set out in the formal notice of the AGM starting on page 4 of this document.

Explanatory notes

Explanatory notes on all the business to be considered at this year’s AGM appear on page 6 of this document.

Recommendation

The directors consider that all the resolutions to be put to the AGM are in the best interests of Burford Capital Limited and its shareholders as a whole. Your Board supports them and unanimously recommends that you do so as well.

Action to be taken

If you would like to vote on the resolutions but cannot come to the AGM, please follow the below instructions.

As of October 2020, Burford’s shares trade on both the NYSE and AIM. Trading on two exchanges involves some additional “plumbing” for seamless trading, settlement and voting. We refer to “NYSE investors” as those investors in Burford ordinary shares whose shares are registered directly through Computershare US or with a bank, broker or other nominee that settles trades on the NYSE. We refer to “AIM investors” as those investors in Burford ordinary shares through depositary interests held through Computershare UK directly or with a bank, broker or other nominee that settles trades on the AIM. The ordinary shares and depositary interests are referred to herein collectively as “shares” or “ordinary shares”.

For NYSE investors, please visit www.ProxyVote.com to vote by internet. Alternatively, NYSE investors can vote by phone at 1-800-690-6903, or you can mark, sign and date your proxy card or voting instruction form, as applicable, and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Voting for NYSE investors must be received by 14 May 2021 at 11:59 p.m. ET.

Burford Capital Limited	Notice of Annual General Meeting 2021 3

For AIM investors, please send your voting instruction form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. The voting instruction forms must reach Computershare Investor Services PLC by no later than 2:30 p.m. BST on 13 May 2021 in order for Computershare Investor Services PLC to submit your votes on your behalf. Instructions for CREST members who wish to appoint a proxy or proxies through the CREST electronic appointment service are set out in the notes to the formal notice of the AGM (which begins at page 4 of this document).

Yours faithfully,

Sir Peter Middleton GCB

Chairman

Burford Capital Limited	Notice of Annual General Meeting 2021 4

Burford Capital Limited

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that this year’s annual general meeting (the “Meeting”) will be held at 2:30 p.m. BST on 18 May 2021 at Oak House, Hirzel Street, St Peter Port, Guernsey GY1 2NP. You will be asked to consider and pass the resolutions below (each a “Resolution” and, together, the “Resolutions”). Resolutions 14 and 15 will be proposed as special resolutions and all the other Resolutions will be proposed as ordinary resolutions.

Ordinary resolutions

1.	To receive the accounts of the Company for the year ended 31 December 2020 and the report of the directors and auditors thereon.

2.	That a final dividend of 12.5¢ (United States cents) per ordinary share recommended by the directors be declared and that such final dividend be paid on 18 June 2021 to all ordinary shareholders on the register of members at the close of business on 28 May 2021.

3.	To re-appoint Steve Wilson as a director of the Company in accordance with article 21.6 of the Company’s Articles, who retires in accordance with the Articles with effect from the end of the Meeting.

4.	To re-appoint Charles Parkinson as a director of the Company in accordance with article 21.6 of the Articles, who retires in accordance with the Articles with effect from the end of the Meeting.

5.	To re-appoint Robert Gillespie as a director of the Company in accordance with article 21.6 of the Articles, who retires in accordance with the Articles with effect from the end of the Meeting.

6.	To re-appoint John Sievwright as a director of the Company in accordance with article 21.6 of the Articles, who retires in accordance with the Articles with effect from the end of the Meeting.

7.	To re-appoint Christopher Bogart as a director of the Company in accordance with article 21.6 of the Articles, who retires in accordance with the Articles with effect from the end of the Meeting.

8.	To re-appoint Andrea Muller as a director of the Company in accordance with article 21.1 of the Articles, who retires in accordance with the Articles with effect from the end of the Meeting.

9.	To re-appoint Ernst & Young LLP of St. Julian’s Avenue, St Peter Port, Guernsey GY1 2HH as the Company’s auditors until the conclusion of the next general meeting of the Company at which accounts are laid.

10.	That the directors be authorized to agree to the auditors’ remuneration.

11.	That:

(a)	in accordance with article 3.6 of the Articles, the directors be generally and unconditionally authorized to:

(i)	allot unissued shares in the Company, and grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate number of 73,016,625 shares in the Company; and

(B)	comprising equity securities up to an aggregate number of 146,033,251 in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this Resolution is passed (or, if earlier, at the close of business on 17 August 2022); and

(ii)	make an offer or agreement prior to the expiry of this authority which would or might require unissued shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot unissued shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c), all existing authorities to allot unissued shares in the Company (and/or to grant rights to subscribe for or to convert any security into shares in the Company) given to the directors otherwise than pursuant to these Resolutions be revoked by this Resolution; and

(c)	paragraph (b) shall be without prejudice to the continuing authority of the directors to allot unissued shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

12.	That the Company be and is hereby generally and unconditionally authorized (in accordance with article 3.4 of the Articles) to make market purchases (within the meaning of section 315 of the Companies (Guernsey) Law, 2008) of its ordinary shares, subject to the following conditions:

(a)	the maximum number of ordinary shares authorized to be purchased is 21,904,987;

(b)	this authority shall expire at the close of the annual general meeting of the Company held in 2022 (or, if earlier, at the close of business on 17 August 2022);

(c)	a contract to purchase shares under this authority may be made before the expiry of this authority, and concluded in whole or in part after the expiry of this authority;

(d)	the minimum price (exclusive of expenses) which may be paid for an ordinary share is one penny; and

(e)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105% of the average of the middle market quotations of an ordinary share of the Company for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased.

Burford Capital Limited	Notice of Annual General Meeting 2021 5

13.	That the rules of the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan (the “NED SP”), the principal terms of which are described in the Explanatory notes attached to this notice, are hereby approved, as shown in the rules of the NED SP produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification, to enable awards of ordinary shares to be granted under the NED SP for the period of ten years from the date of this meeting, and the directors of the Company be and are hereby authorized to do all such acts and things that they may consider appropriate to implement the NED SP, including the making of any amendments to the rules and any establishment of any sub-plans for the benefit of non-employee directors outside the UK (modified as necessary to take account of relevant exchange control, taxation and securities laws of the relevant jurisdiction).

Special resolutions

14.	That, subject to the passing of Resolution 11, the directors be generally empowered (pursuant to article 4.5(a) of the Articles) to allot equity securities (as defined in the Articles) for cash, pursuant to the authority conferred by Resolution 11 as if article 4.1 of the Articles did not apply to the allotment. This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this Resolution is passed (or, if earlier, at the close of business on 17 August 2022), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired;

(b)	subject to paragraph (c) of this Resolution, shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 11(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who hold other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities, and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

(c)	in the case of the authority granted under Resolution 11(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) of this Resolution up to an aggregate number of 10,952,493 shares in the Company; and

(d)	shall apply, in relation to a sale of shares in the Company which is an allotment of equity securities by virtue of article 4.2 of the Articles, as if in the first paragraph of this Resolution the words “pursuant to the authority conferred by Resolution 11” were omitted.

15.	That, subject to the passing of Resolution 11, and in addition to any power given to them pursuant to Resolution 14, the directors be generally empowered (pursuant to article 4.5(a) of the Articles) to allot equity securities (as defined in the Articles) for cash, pursuant to the authority conferred by Resolution 11 as if article 4.1 of the Articles did not apply to the allotment. This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this Resolution is passed (or, if earlier, at the close of business on 17 August 2022), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired;

(b)	in the case of the authority granted under Resolution 11(a)(i)(A), shall be limited to the allotment of equity securities for cash up to an aggregate number of 10,952,493 shares and provided that the allotment is for the purposes of financing (or refinancing, if the power is used within six months of the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-emption Rights most recently published by the Pre-emption Group prior to the date of this notice; and

(c)	shall apply, in relation to a sale of shares in the Company which is an allotment of equity securities by virtue of article 4.2 of the Articles, as if in the first paragraph of this Resolution the words “pursuant to the authority conferred by Resolution 11” were omitted.

16	April 2021

By order of the Board

Oak Fund Services (Guernsey) Limited

Company Secretary

Burford Capital Limited	Notice of Annual General Meeting 2021 6

NOTES

Entitlement to attend and vote

1.	The right to attend and vote at the Meeting is determined by reference to the Company’s register of members. Only a member entered in the register of members at 11:59 p.m. ET on 14 May 2021 (or, if the Meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting) is entitled to attend and vote at the Meeting and a member may vote in respect of the number of ordinary shares registered in the member’s name at that time. Changes to the entries in the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Proxies

2.	Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form for a registered holder, which may be used to make such appointment and give proxy instructions, accompanies this notice. If you do not have a proxy form and believe that you should, or you would like to appoint more than one proxy, please contact the Company’s Registrar. For NYSE investors, please contact Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For AIM investors, please contact Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY on 0370 707 4040. In the case of joint holders, the vote of the first named holder in the register of members of the Company who tenders a voting instruction or a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

A NYSE investor may appoint a proxy or proxies by:

•	completing the information at www.proxyvote.com;

•	voting by phone at 1-800-690-6903; or

•	marking, signing and dating your proxy card or voting instruction card provided and returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

An AIM investor may appoint Computershare Company Nominees Limited, the custodian of the Company, to vote on the holder’s behalf at the meeting by:

•	completing and returning the voting instruction form enclosed with this notice to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY; or

•	if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: For NYSE investors, your proxy or voting instruction form must be received no later than 14 May 2021 at 11:59 p.m. ET. For AIM investors, the voting instruction form must be received no later than 2:30 p.m. BST on 13 May 2021 in order for Computershare Investor Services PLC to submit your votes on your behalf.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the agent of the Company's registrar Computershare Investor Services PLC (3RA50) by no later than 2:30.p.m. BST on 13 May 2021 (or not less than 48 hours before the time appointed for any adjourned meeting at which the person named in the proxy form proposes to vote) (or in the case of a poll shall be deposited at the time the poll is demanded or, if the poll is to be taken more than 48 hours after it is demanded, at least 24 hours before the time appointed for taking the poll) and if not (unless the Board of the Company directs otherwise) the proxy form shall not be treated as valid (in each case excluding any part of a non-working day). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST sponsored members, and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. We may treat a proxy appointment sent by CREST as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Further details of the appointment of proxies are given in the notes to the proxy form enclosed with this notice.

Corporate representatives

3.	In case of a member which is a corporation, the proxy or voting instruction form must be executed under its common seal or under the hand of a duly authorized officer or person or in any other manner authorized by its constitution.

Issued share capital and total voting rights

4.	As at close of business on 9 April 2021 (being the last practicable date prior to the publication of this notice) the Company’s issued share capital consisted of 219,049,877 ordinary shares, carrying one vote each.

Voting results

5.	The results of the voting at the Meeting will be announced through a Regulatory Information Service as soon as practicable after the date of the Meeting and will appear on our website, www.burfordcapital.com.

Questions

6.	If you have any questions about this document or the Meeting or are in doubt as to how to complete the proxy form or voting instruction form, please call the Burford Capital shareholder helpline between 9:00 a.m. and 5:00 p.m. local time Monday to Friday (except UK public holidays) on 800-736-3001 for NYSE investors and 0370 707 4040 for AIM investors. Calls to the Burford Capital shareholder helplines from outside the US/UK (as applicable) will be charged at international rates. Other telephone provider costs may vary. Please note that calls may be monitored or recorded and the helplines cannot provide financial advice or advice on the merits of matters proposed at the Meeting.

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST manual which can be viewed at www.euroclear.com/CREST. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should contact their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the agent of the Company’s registrars, Computershare Investor Services PLC (3RA50) by no later than 2:30 p.m. BST on 13 May 2021 (or not less than 48 hours

Burford Capital Limited	Notice of Annual General Meeting 2021 7

before the time appointed for any adjourned meeting at which the person named in the proxy form proposes to vote) (or in the case of a poll shall be deposited at the time the poll is demanded or, if the poll is to be taken more than 48 hours after it is demanded, at least 24 hours before the time appointed for taking the poll) and if not (unless the Board of the Company directs otherwise) the proxy form shall not be treated as valid (in each case excluding any part of a non-working day). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Burford Capital Limited	Notice of Annual General Meeting 2021 8

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

The notes on the following pages explain the proposed Resolutions.

Resolutions 1 to 13 are proposed as ordinary resolutions. This means that for each of those Resolutions to be passed, more than half of the votes cast by persons entitled to vote must be in favor of the Resolution. Resolutions 14 and 15 are proposed as special resolutions. This means that for these Resolutions to be passed, at least three quarters of the votes cast by persons entitled to vote must be in favor of each Resolution.

Adoption of report and accounts – (Resolution 1)

The directors will present the report of the directors and the accounts of the Company for the year ended 31 December 2020 to shareholders at the annual general meeting. The report of the directors, the accounts, and the report of the Company’s auditors on the accounts are contained within the annual report, which can be found on the Company's website at www.burfordcapital.com/shareholders.

Declaration of final dividend – (Resolution 2)

A final dividend can only be paid after the shareholders at a general meeting have approved it and it cannot exceed the amount recommended by the directors. If approved, the dividend will be paid on 18 June 2021 to all ordinary shareholders on the register of members at the close of business on 28 May 2021.

Shareholders with a registered position in the United States or who hold a position with a US bank or brokerage firm in Depositary Trust & Clearing Corporation (“DTC”) will have their dividend paid in US dollars.  Any registered holders on the US registry who wish instead to receive payment in pounds sterling should complete and forward a Dividend Currency Election form to Computershare Trust Company NA, PO Box 505000, Louisville, KY  40233-5000 so as to arrive no later than May 31, 2021. Depositary Interest holders with positions held in CREST will have the dividend converted into pounds sterling shortly before the time of payment and paid in pounds sterling. Any such holder who wishes instead to receive payment in US dollars should complete and forward a Dividend Currency Election form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY so as to arrive no later than 31 May 2021. The Dividend Currency Election form can be found on the Company’s website at www.burfordcapital.com/investors/corporate-governance/document-centre/.

Re-appointment of directors retiring under the Company’s Articles – (Resolutions 3 to 8)

Resolutions 3 to 8 propose the re-appointment of the directors (excluding Sir Peter Middleton), who are retiring in accordance with the Articles. The re-appointments will take effect at the conclusion of the Meeting.

Following the annual evaluation exercise conducted during the year, the Board considers that the directors proposed for re-appointment continue to make an effective and valuable contribution and demonstrate commitment to the role. The Board is content that the directors offering themselves for re-appointment are independent in character and there are no relationships or circumstances likely to affect his or her character or judgment. Biographical details of each director of the Company can be found on the Company's website at http://www.burfordcapital.com/investors/corporate-governance/board-of-directors/. Accordingly, the Board (excluding Steve Wilson, Charles Parkinson, Robert Gillespie, John Sievwright, Christopher Bogart and Andrea Muller for the purposes of Resolutions 3, 4, 5, 6, 7 and 8, respectively) unanimously recommends the re-appointment of the directors.

Re-appointment of auditors and auditors’ remuneration – (Resolutions 9 and 10)

The auditors of a company must be re-appointed at each general meeting at which accounts are laid. Resolution 9 proposes the re-appointment of the Company’s existing auditors, Ernst & Young LLP, until the conclusion of the next general meeting of the Company at which accounts are laid. Resolution 10 gives authority to the directors to determine the auditors’ remuneration.

Authority to allot shares – (Resolution 11)

Resolution 11 seeks shareholder approval to authorize the directors to allot unissued shares in the Company or grant rights to subscribe for, or convert any security into, shares in the Company up to:

(a)	an aggregate number of 73,016,625 shares (representing approximately one-third of the Company’s issued ordinary share capital as at close of business on 9 April 2021 (being the latest practicable date prior to publication of this notice); and

(b)	an aggregate number of 146,033,251 shares (including within such limit any shares issued or rights granted under paragraph (a) above) in connection with a pre-emptive offer to existing shareholders by way of a rights issue.

This authority would expire at the conclusion of the next annual general meeting of the Company in 2022 or, if earlier, the close of business on 17 August 2022. The extent of these authorities are in accordance with applicable institutional guidelines. The Board has no present intention to exercise this authority. However, it is considered prudent to maintain the flexibility that this authority provides. The Company’s directors intend to renew this authority annually.

Authority to purchase own shares – (Resolution 12)

This Resolution would renew the authority granted at last year’s annual general meeting which expires on the date of the forthcoming annual general meeting. The Resolution authorizes the Company to make market purchases of its own ordinary shares (which will include any ordinary shares which are settled in the form of depositary interests) as permitted by section 315 of the Companies (Guernsey) Law, 2008. The authority would limit the number of shares that could be purchased to a maximum of 21,904,987 (representing approximately 10% of the issued share capital of the Company as at close of business on 9 April 2021).

This authority would expire at the conclusion of the next annual general meeting of the Company in 2022 or, if earlier, the close of business on 17 August 2022. The Board has no present intention to exercise this authority. However, it is considered prudent to maintain the flexibility that this authority provides. The Company’s directors intend to renew this authority annually.

Summary of the principal terms of the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan – (Resolution 13)

Since adding our NYSE listing, Burford has been engaged in actions to rationalize practices that differ between the US and UK markets. One such practice relates to the compensation structure for non-employee directors. Compensating non-employee directors, at least in part, in the form of equity is common and expected by both directors and shareholders in the US, but unusual in the UK. Indeed, without the ability to offer some share-based compensation to US directors, Burford would not be competitive in the US market for such directors and could be disadvantaged in attracting and retaining talented directors.

Thus, Burford is proposing the NED SP to provide a share-based compensation program for non-employee directors of very moderate size to try – as with many matters -- to chart a middle path that respects the views in both markets. The proposed NED SP does not contain any performance metrics; it simply permits some compensation to be paid in shares instead of cash. The NED SP sets aside a maximum of 250,000 shares to be issued over a ten-year period with an annual maximum of 50,000 shares across all potential recipients; it is the Company’s current intention to be well below those maximums and in 2021 an issuance of fewer than 20,000 shares in total is contemplated.

Should shareholders not approve the NED SP, the Company will pay in cash the portion of expected compensation that would have been paid in shares.

Eligibility. Participation in the NED SP is at the discretion of the Compensation Committee of the Board (the “Committee’). All directors of the Company who are not employees of the Company or its affiliates may be granted awards under the NED SP.

Burford Capital Limited	Notice of Annual General Meeting 2021 9

Grant of awards. Awards of ordinary shares can be granted to eligible participants at any time, subject to the provisions of the European Union (Withdrawal) Act 2018 (as amended), as supplemented by the Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310) and the Company’s share dealing code.

Form of awards. The NED SP authorizes the Committee to determine the terms, conditions and restrictions on awards. It is expected that awards will typically be granted as free share awards subject to holding requirements set out below, under which participants will acquire or receive shares for no payment.

Holding periods. Absent exceptional circumstances (as determined by the Committee), award agreements made under the NED SP shall prohibit the sale of the ordinary shares granted thereunder for a period of three years after their issue, provided, however, that such prohibition shall cease to apply once a recipient is no longer serving as a non-employee director.

Adjustment of awards. In the event of a stock or share split, reverse stock or share split, stock or share dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, reclassification, combination, exchange of shares, split-up, spin-off, warrants or rights offering to purchase shares at a price substantially below fair market value, or other similar event the number and kind of shares authorized or reserved for awards under the NED SP shall be adjusted accordingly.

Rights attaching to shares. All ordinary shares allotted under the NED SP will carry the same rights as any other issued ordinary shares in the Company and application will be made for the ordinary shares to be admitted to trading on AIM and the NYSE.

Alterations to the NED SP. The NED SP may be terminated or amended by the Committee or the Board as it deems advisable. No amendment may revoke or alter in a manner unfavorable to the participants any award then outstanding without the consent of the participant, nor may the Committee or the Board amend the NED SP without shareholder approval where the absence of such approval would cause the NED SP to fail to comply with any requirement of any applicable law, regulation or securities exchange listing requirement. Shareholder approval shall be required for any amendment to the extent (and only to the extent) required by applicable law or an applicable rule or regulation (including rules of an exchange on which ordinary shares are traded).

Limits on the issue of shares. Up to an aggregate of 250,000 ordinary shares may be used under the NED SP over the NED SP’s ten-year term, with no more than 50,000 ordinary shares being issued in any calendar year absent exceptional circumstances determined by the Committee (such as the appointment of a new chairman or lead director).

Disapplication of pre-emption rights – (Resolution 14)

The Articles provide that, subject to certain exceptions, before the directors may allot equity securities wholly for cash, they must first offer them to existing shareholders in proportion to their holdings of ordinary shares. Resolution 14 would empower the directors to allot equity securities wholly for cash as if such pre-emption rights did not apply:

(a)	in connection with a rights issue up to the aggregate number authorized pursuant to Resolution 11; and

(b)	otherwise than in connection with a rights issue, up to an aggregate number of 10,932,493 shares, which represents approximately 5% of the Company’s issued ordinary share capital as at close of business on 9 April 2021.

This authority would expire at the conclusion of the next annual general meeting of the Company in 2022 or, if earlier, the close of business on 17 August 2022. The Board has no present intention to exercise the authority under Resolution 14. However, to the extent they do, the Board will act in accordance with applicable institutional guidelines. The Board considers it prudent to maintain the flexibility that this authority provides, on the understanding that there may be occasions when the directors need the flexibility to finance business opportunities by allotting shares without a pre-emptive offer to existing shareholders. The Board intends to renew this authority annually.

Disapplication of pre-emption rights for an acquisition or specified capital investment – (Resolution 15)

Resolution 15 would, in addition to the authority sought under Resolution 14, further empower the directors to allot equity securities wholly for cash as if the shareholder pre-emption rights referred to in the note to Resolution 14 did not apply. The authority sought is limited to the allotment of equity securities wholly for cash up to an aggregate number of 10,952,493 shares, which represents a further approximately 5% of the Company’s issued ordinary share capital as at close of business on 9 April 2021. This further waiver may only be used for an allotment of equity securities wholly for cash for the purposes of financing (or refinancing, if the waiver is used within six months of the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Pre-emption Group’s March 2015 Statement of Principles.

This authority would expire at the conclusion of the next annual general meeting of the Company in 2022 or, if earlier, the close of business on 17 August 2022. The Board has no present intention to exercise this authority. However, to the extent they do, the Board will act in accordance with applicable institutional guidelines. The Board considers it prudent to maintain the flexibility that this authority provides, on the understanding that there may be occasions when the directors need the flexibility to finance business opportunities by allotting shares without a pre-emptive offer to existing shareholders. The Board intends to renew this authority annually.

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